Dear Mr Kamin

It has come to my attention that there is a concern that the resignation letter I submitted on February 12, 2020 could be seen as expressing a different concern and opinion than I intended.

I was asked to come back to the Company in the fall of 2017 to help the Company and increase shareholder value. During that time, I formed the opinion that the "back of the house" functions, including IT and accounting, were not structured or functioning the way I thought best in order for the Company to thrive. That is where I put my focus and attention, while at the same time supporting Mr. Lolmaugh in his efforts leading the broader organization and the sales function. I believed that these efforts were showing success.

The Board recently decided, despite what I viewed as successful progress, to go a different route and that my efforts are no longer necessary relative to those operational functions. In my view, that decision was a mistake and was frustrating to me. I, therefore, concluded that my involvement was no longer valued, and I did not have interest in following the approach I perceived as now being taken. The comments and opinions included in my resignation letter related exclusively to this disagreement and my frustration relative to that disagreement.

Notwithstanding my disagreement with and concerns regarding the Board's current approach for the Company, I hope the best for the Board, its members, the Company, its employees and its shareholders.

Sincerely

Robert A Rucker